

June 25, 2014

Via E-mail
Jerry Pascucci
President and Director, Sydling Futures Management LLC
Cavendish Futures Fund LLC
c/o UBS Alternatives LLC
1285 Avenue of the Americas, 13th Floor
New York, NY 10019

Re: Cavendish Futures Fund LLC
Form 10-12G
Filed May 29, 2014
File No. 000-55213

Dear Mr. Pascucci:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   Please note that the Form 10 goes effective by lapse of time 60 days after the date filed pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934. At that time, you will be subject to the reporting requirements under Section 13(a) of the Securities Exchange Act of 1934. In addition, we will continue to review your filing until all of our comments have been addressed.

2.   We refer to your statement that you are not registered under the Investment Company Act of 1940. We note, however, that you may invest in forward contracts and swap agreements. If you are relying on an exemption from registration under the Investment Company Act of 1940, please tell us. Please provide us with a detailed analysis of this exemption and how your investment strategy will support this exemption. Please note

that we will refer your response to the Division of Investment Management for further review.

3.   Please amend your filing to provide updated financial statements and financial information as of and for the interim period ended March 31, 2014. Refer to Rule 3-12 of Regulation S-X.

Item 1. Business, page 1

4.   On page 3 you disclose that Sydling may delegate trading discretion to one or more trading advisors. Considering the Master Fund was organized for the Advisor, please elaborate on the discretion referenced on page 3.

Conflicts of Interest, page 5

5.   Please clarify whether the Advisor could cause you and other managed funds to be opposite parties to the same trade. If so, discuss the conflict presented by such trades.

Item 2. Financial Information

a) Selected Financial Data, page 32

6.   We note that you have presented various line items in the selected financial data that are not consistent with the line items disclosed in your Statement of Operations. Please tell us your basis for disclosing these line items and clarify how each total reconciles to your Statement of Operations, or revise. To the extent you disclose any non-GAAP measures, please comply with Item 10(e) of Regulation S-K.

b) Management's Discussion and Analysis of Financial Condition and Results of Operations, page 32

7.   We note that you may occasionally accept physical delivery of a commodity. Please explain how you will take delivery of such commodity and your expectations of taking physical delivery. Also, tell us and disclose your accounting policy for physical commodities.

8.   Please discuss in greater detail the fees and expenses paid by the Fund and Master Fund.

9.   Please amend your filing to provide a more detailed discussion of your results of operations. We note that it is currently very general and provides no quantification by sector or discussion of income statement line items. We may have further comment.

Jerry Pascucci
Cavendish Futures Fund LLC
June 25, 2014
Page 3

<u>Item 4. Security Ownership of Certain Beneficial Owners and Management, page 45</u>

10. Please revise your beneficial ownership tables to also provide the addresses of the beneficial owners. Please refer to Item 403 of Regulation S-K.

11. Please revise your disclosure to identify the natural persons that control the dispositive power associated with the units owned by Platinum Business Investment Co. Ltd, Blue Horizon Ltd and Zoltan Cendes.

<u>Item 11. Description of Registrant's Securities to be Registered, page 55</u>

12. If member redemptions are dependent on your ability to withdraw funds from the Master Fund, please revise to discuss that process.

<u>Exhibit 99.1</u>

<u>Sydling WNT Master Fund LLC</u>

<u>Notes to Financial Statements</u>

<u>3. Significant Accounting Policies</u>

13. Please expand your disclosure to clearly state your accounting policies for organization and offering costs.

<u>c. Fair Value Measurements</u>

14. Please expand your disclosure to clarify whether you use the trade date to record purchases and sales of futures contracts. Also, tell us the accounting literature you relied upon to determine your accounting policy.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mark Rakip, Staff Accountant, at 202-551-3573 or me at 202-551-3782 if you have questions regarding comments on the financial statements and related matters. Please contact Sandra B. Hunter, Staff Attorney, at 202-551-3758 or Tom Kluck, Legal Branch Chief, at 202-551-3233 with any other questions.

Sincerely,

/s/ Jessica Barberich

Jessica Barberich
Assistant Chief Accountant

cc: Daryl Dewbrey, Via E-mail
        Jennifer Magro, Via E-mail
        Rita Molesworth, Via E-mail